Exhibit 99.1

WEBULL CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(UNAUDITED)

i

Webull Corporation

Condensed Consolidated Statements of Financial Position

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets

Cash and cash equivalents	$701,621,304	$653,188,906
Cash and cash equivalents segregated under federal and foreign requirements	1,224,069,199	1,537,119,275
Receivables from brokers, dealers, and clearing organizations	701,369,826	562,961,145
Receivables from customers, net	1,011,784,680	708,785,550
Prepaid expenses and other current assets	60,814,415	50,208,272
Customer-held fractional shares	223,802,727	172,309,953
Total current assets	3,923,462,151	3,684,573,101

Right-of-use assets	64,014,634	64,357,655
Property and equipment, net	41,473,511	35,894,855
Intangible assets, net	54,269,690	55,434,567
Goodwill	25,066,700	30,264,138
Deferred tax assets	3,450,909	9,346,987
Other non-current assets	1,000,000	1,000,000
Total non-current assets	189,275,444	196,298,202
Total assets	$4,112,737,595	$3,880,871,303
Liabilities and shareholders’ equity
Payables due to customers	$2,877,895,236	$2,667,837,626
Payables due to brokers, dealers, and clearing organizations	1,632,515	3,481,115
Lease liabilities - current portion	3,497,320	3,611,195
Accounts payable and other accrued expenses	97,610,615	102,183,377
Revolving credit facility	17,611,040	–
Unsecured promissory notes	50,000,000	–
Total current liabilities	3,048,246,726	2,777,113,313

Lease liabilities - non-current portion	7,624,608	8,911,821
Unsecured promissory notes	–	65,000,000
Deferred tax liabilities	13,193,834	13,366,222
Total non-current liabilities	20,818,442	87,278,043
Total liabilities	3,069,065,168	2,864,391,356

Commitments and Contingencies (Note 15)	–	–

Shareholders’ equity
Class A ordinary shares ($0.00001 par value; 4,000,000,000 shares authorized, 446,769,891 and 445,905,406 shares issued and outstanding as of June 30, 2026, respectively; and 440,715,769 and 439,591,284 shares issued and outstanding as of December 31, 2025, respectively)	4,459	4,396
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized, 83,859,005 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	839	839
Treasury shares (864,485 and 1,124,485 shares as of June 30, 2026 and December 31, 2025, respectively)	–	–
Additional paid in capital	3,207,257,664	3,192,952,827
Accumulated deficit	(2,175,548,251)	(2,178,189,845)
Accumulated other comprehensive income	11,817,455	1,524,496
Total shareholders’ equity	1,043,532,166	1,016,292,713
Noncontrolling interest	140,261	187,234
Total equity	1,043,672,427	1,016,479,947
Total liabilities and total equity	$4,112,737,595	$3,880,871,303

The accompanying notes are an integral part of the condensed consolidated financial statements.

Webull Corporation

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues
Equity and option order flow rebates	$112,961,852	$68,688,838	$197,354,691	$132,800,020
Interest related income	42,752,379	36,286,533	82,802,757	67,426,597
Handling charge income	34,780,092	20,105,503	61,192,834	37,652,513
Other revenues	8,336,757	6,412,476	17,408,814	10,983,055
Total revenues	198,831,080	131,493,350	358,759,096	248,862,185
Operating expenses
Brokerage and transaction	44,348,662	34,800,716	82,741,802	58,046,172
Technology and development	22,157,376	19,140,449	46,018,198	36,065,341
Marketing and branding	35,046,209	30,300,834	84,457,375	53,291,872
General and administrative	51,823,929	50,976,724	102,465,372	84,597,444
Total operating expenses	153,376,176	135,218,723	315,682,747	232,000,829
Other expense, net	10,768,430	17,659,796	21,200,591	18,749,213
Income (loss) before income taxes	34,686,474	(21,385,169)	21,875,758	(1,887,857)
Provision for income taxes	10,343,085	6,999,777	19,270,241	13,558,002
Net income (loss)	24,343,389	(28,384,946)	2,605,517	(15,445,859)
Less net loss attributable to noncontrolling interest	(20,935)	(110,919)	(36,077)	(257,639)
Net income (loss) attributable to the Company	24,364,324	(28,274,027)	2,641,594	(15,188,220)
Preferred shares redemption value accretion	–	–	–	(21,702,737)
Fair value of ordinary shares issued to preferred shareholders	–	(513,080,828)	–	(513,080,828)
Fair value of ordinary share warrants issued to preferred shareholders	–	(15,600,000)	–	(15,600,000)
Excess carrying value of preferred shares repurchased	–	38,093,537	–	38,093,537
Net income (loss) attributable to ordinary shareholders	$24,364,324	$(518,861,318)	$2,641,594	$(527,478,248)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.05	$(1.20)	$0.00	$(1.84)
Diluted	$0.04	$(1.20)	$0.00	$(1.84)
Weighted-average shares outstanding
Basic	530,642,516	431,390,035	528,397,409	286,155,488
Diluted	542,622,870	431,390,035	543,513,592	286,155,488

Net income (loss)	$24,343,389	$(28,384,946)	$2,605,517	$(15,445,859)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	4,603,428	9,212,371	10,282,063	10,954,020
Other comprehensive income	4,603,428	9,212,371	10,282,063	10,954,020
Comprehensive income (loss)	28,946,817	(19,172,575)	12,887,580	(4,491,839)
Less comprehensive loss attributable to noncontrolling interest	(20,935)	(110,919)	(36,077)	(257,639)
Less foreign currency translation adjustment attributable to noncontrolling interest	(6,894)	12,414	(10,896)	(15,713)
Preferred shares redemption value accretion	–	–	–	(21,702,737)
Fair value of ordinary shares issued to preferred shareholders	–	(513,080,828)	–	(513,080,828)
Fair value of ordinary share warrants issued to preferred shareholders	–	(15,600,000)	–	(15,600,000)
Excess carrying value of preferred shares repurchased	–	38,093,537	–	38,093,537
Comprehensive income (loss) attributable to ordinary shareholders	$28,974,646	$(509,661,361)	$12,934,553	$(516,508,515)

The accompanying notes are an integral part of the condensed consolidated financial statements.

Webull Corporation

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Three and Six Months Ended June 30, 2026

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity	Interest	Equity
Balance as of December 31, 2025	439,591,284	$4,396	83,859,005	$839	(1,124,485)	$–	$3,192,952,827	$(2,178,189,845)	$1,524,496	$1,016,292,713	$187,234	$1,016,479,947
Delivery of ordinary shares underlying vested RSUs	2,636,342	26	–	–	–	–	(26)	–	–	–	–	–
Option exercised	4,426,086	44	–	–	–	–	600,095	–	–	600,139	–	600,139
Vested restricted share units	210,000	2	–	–	210,000	–	(2)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	17,201,576	–	–	17,201,576	–	17,201,576
Net loss attributable to the Company	–	–	–	–	–	–	–	(21,722,730)	–	(21,722,730)	–	(21,722,730)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(15,142)	(15,142)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	5,682,637	5,682,637	(4,002)	5,678,635
Balance as of March 31, 2026 (Unaudited)	446,863,712	$4,468	83,859,005	$839	(914,485)	$–	$3,210,754,470	$(2,199,912,575)	$7,207,133	$1,018,054,335	$168,090	$1,018,222,425
Delivery of ordinary shares underlying vested RSUs	120,596	1	–	–	–	–	(1)	–	–	–	–	–
Option exercised	691,886	7	–	–	–	–	83,103	–	–	83,110	–	83,110
Vested restricted share units	50,000	1	–	–	50,000	–	(1)	–	–	–	–	–
Treasury shares	(1,820,788)	–	–	–	(1,820,788)	(10,985,121)	–	–	–	(10,985,121)	–	(10,985,121)
Treasury shares cancelled	–	(18)	–	–	1,820,788	10,985,121	(10,985,103)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	17,135,196	–	–	17,135,196	–	17,135,196
Prepaid written put option	–	–	–	–	–	–	(9,730,000)	–	–	(9,730,000)	–	(9,730,000)
Net income attributable to the Company	–	–	–	–	–	–	–	24,364,324	–	24,364,324	–	24,364,324
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(20,935)	(20,935)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	4,610,322	4,610,322	(6,894)	4,603,428
Balance as of June 30, 2026 (Unaudited)	445,905,406	$4,459	83,859,005	$839	(864,485)	–	$3,207,257,664	$(2,175,548,251)	$11,817,455	$1,043,532,166	$140,261	$1,043,672,427

The accompanying notes are an integral part of the condensed consolidated financial statements.

Webull Corporation

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Three and Six Months Ended June 30, 2025

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity	Interest	Equity
Balance as of December 31, 2024	139,307,224	$1,393	–	$–	(4,224,356)	$–	$–	$(2,241,054,086)	$(15,195,946)	$(2,256,248,639)	$1,273,088	$(2,254,975,551)
Share-based compensation	–	–	–	–	–	–	8,069,045	–	–	8,069,045	–	8,069,045
Net loss attributable to the Company	–	–	–	–	–	–	–	13,085,807	–	13,085,807	–	13,085,807
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(146,720)	(146,720)
Preferred shares redemption value accretion	–	–	–	–	–	–	(8,069,045)	(13,633,692)	–	(21,702,737)	–	(21,702,737)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	1,769,776	1,769,776	(28,127)	1,741,649
Balance as of March 31, 2025 (Unaudited)	139,307,224	1,393	–	–	(4,224,356)	–	–	(2,241,601,971)	(13,426,170)	(2,255,026,748)	1,098,241	(2,253,928,507)
Issuances of vested restricted stock awards	3,697,209	37	–	–	3,697,209	–	(37)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	26,969,402	–	–	26,969,402	–	26,969,402
Conversion of preferred shares to ordinary shares	269,381,830	2,694	–	–	–	–	2,745,355,239	–	–	2,745,357,933	–	2,745,357,933
Redesignation of ordinary shares	(82,988,016)	(830)	82,988,016	830	–	–	–	–	–	–	–	–
Issuance of ordinary shares to SKGR shareholders	5,852,239	59	–	–	–	–	(59)	–	–	–	–	–
Issuance of ordinary shares to settle accounts payable	100,000	1	–	–	–	–	1,442,999	–	–	1,443,000	–	1,443,000
Private warrants exercised	1,777,844	18	–	–	–	–	(18)	–	–	–	–	–
Incentive warrants exercised	20,453,945	205	–	–	–	–	204,539,245	–	–	204,539,450	–	204,539,450
Public warrants exercised	804,604	8	–	–	–	–	9,252,938	–	–	9,252,946	–	9,252,946
Repurchase of preferred shares	–	–	–	–	–	–	–	38,093,537	–	38,093,537	–	38,093,537
Net loss attributable to the Company	–	–	–	–	–	–	–	(28,274,027)	–	(28,274,027)	–	(28,274,027)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(110,919)	(110,919)
Issuance of incentive shares to preferred shareholders	42,685,593	427	–	–	–	–	(427)	–	–	–	–	–
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	9,199,957	9,199,957	12,414	9,212,371
Balance as of June 30, 2025 (Unaudited)	401,072,472	$4,012	82,988,016	$830	(527,147)	$–	$2,987,559,282	$(2,231,782,461)	$(4,226,213)	$751,555,450	$999,736	$752,555,186

The accompanying notes are an integral part of the consolidated financial statements.

Webull Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$2,605,517	$(15,445,859)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Deferred tax expense	5,723,687	3,031,244
Depreciation and amortization	1,880,160	1,506,006
Impairment loss on goodwill	5,197,438	–
Provision for contingent liabilities	(685,000)	–
Provision for expected credit losses	111,142	258,665
Share-based compensation	34,336,772	35,038,447
Unrealized foreign exchange gain	2,576,595	(1,542,302)
Write-off of deferred equity offering costs	–	7,603,867
Net effect of changes in assets and liabilities:
Net receivables from brokers, dealers and clearing organizations	(148,031,798)	(43,721,591)
Net customer receivables and customer payables	(88,676,090)	311,899,108
Customer-held fractional shares	(51,492,774)	(19,204,083)
Prepaid expenses and other current assets	(10,332,667)	(1,593,216)
Operating lease right-of-use assets	343,021	2,101,723
Accrued expenses and other current liabilities	(3,047,510)	(5,446,577)
Operating lease liabilities-current	(113,875)	(1,603,447)
Operating lease liabilities-non-current	(1,297,035)	(820,132)
Net cash (used in) provided by operating activities	(250,902,417)	272,061,853

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(6,753,631)	(402,315)
Investment in limited liability company units	–	(1,000,000)
Net cash used in investing activities	(6,753,631)	(1,402,315)

Cash flows from financing activities:
Payment made on prepaid written put options	(10,000,000)	–
Proceeds from exercise of options	683,249	–
Proceeds from incentive warrants exercised	–	168,270,630
Proceeds from public warrants exercised	–	9,252,946
Borrowing from revolving credit agreement	17,525,173	30,000,000
Principal payments made on revolving credit agreement	–	(30,000,000)
Principal payments made on unsecured promissory notes	(15,000,000)	–
Principal payments made on insurance premium financing agreement	–	(470,751)
Repurchase of ordinary shares	(10,985,121)	–
Net cash (used in) provided by financing activities	(17,776,699)	177,052,825
Net decrease in cash, cash equivalents and segregated cash	(275,432,747)	447,712,363
Effect of exchange rate changes	10,815,069	9,523,889
Cash, cash equivalents and segregated cash at beginning of the period	2,190,308,181	1,209,960,161
Cash, cash equivalents, segregated cash and at end of the period	$1,925,690,503	$1,667,196,413
Cash, cash equivalents and segregated cash
Cash and cash equivalents	$701,621,304	$476,682,552
Segregated cash	1,224,069,199	1,190,513,861
Cash, cash equivalents and segregated cash at end of the period	$1,925,690,503	$1,667,196,413

Non-cash financing activities
Equity issuance costs offset against offering proceeds	$–	$430,066
Insurance premium financing agreement	$–	$2,166,090
Ordinary share warrants issued to preferred shareholders	$–	$15,600,000
Ordinary shares issued to preferred shareholders	$–	$513,080,828
Ordinary shares issued to settle accounts payable	$–	$1,443,000
Preferred shares redemption value accretion	$–	$21,702,737
Promissory notes issued to repurchase preferred shares	$–	$100,000,000
Reclassification of repurchased preferred shares’ excess carrying value from mezzanine equity to shareholders’ equity	$–	$38,093,537
Reclassification of mezzanine equity to shareholders’ equity from conversion of redeemable preferred shares	$–	$2,745,357,933

Supplemental disclosure:
Income taxes paid	$6,084,796	$6,281,913
Interest paid	$2,243,322	$233,350

The accompanying notes are an integral part of the condensed consolidated financial statements.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2026

NOTE 1 — DESCRIPTION OF BUSINESS

Organization

Webull Corporation (“Webull Corp” and, together with its subsidiaries, “Webull”, the “Company”, “we”, or “us”) was incorporated in the Cayman Islands with limited liability in September 2019, and its corporate headquarters is located in St. Petersburg, Florida.

Business Overview

We operate a digital investment platform built upon a next-generation, global infrastructure. Our investment platform provides customers with extensive features and functions that go beyond what is offered by most retail investment platforms in the market today. Our platform allows retail investors worldwide to trade securities through our network of licensed broker dealers located in various parts of the world, including North America, Asia Pacific, Europe, Africa, and Latin America.

In the US, which is our principal market, Webull Financial LLC, our US broker dealer subsidiary, utilizes a clearing organization to handle the clearing of the security transactions of our account holders. Most of our customer accounts were cleared on an omnibus basis with our clearing organization during the three and six months ended June 30, 2026 and 2025.

We acquired Webull Pay Inc. (“Webull Pay”) on September 26, 2025. Webull Pay provides a digital-first mobile crypto trading platform allowing our platform users to trade cryptocurrencies in the US and Australia.

We generally refer to our platform users throughout our consolidated financial statements as customers. However, most of our platform users do not meet the definition of a customer under ASC 606, Revenues from Contracts with Customers. As particularly discussed in Note 2 – Summary of Significant Accounting Principles – Revenue Recognition, our customers from whom we earn and receive revenue are the following: (i) market makers in which we route platform users’ trading orders, (ii) platform users who pay us subscription fees, index option fees, large order option fees, future and event contract commissions, fixed income and crypto execution fees or foreign currency exchange fees, and (iii) our international platform users who pay trading commissions.

Stock Split

On April 10, 2025, immediately after the conversion of the Company’s preferred shares and prior to the effectuation of the mergers as discussed in Note 4 – Recapitalization Transaction, Webull increased its outstanding Class A Ordinary Shares by a factor of 3.3593 per outstanding share (the “Stock Split”).

We have retroactively reflected the Stock Split in our condensed consolidated financial statements as of the earliest period presented. The Stock Split had the effect for the six months ended June 30, 2025 of (i) increasing the number of weighted-average shares outstanding used in the computation of loss per share on our condensed consolidated statements of operations and comprehensive income (loss), (ii) increasing the number of share-based awards granted as disclosed in Note 9 – Share-Based Compensation, and (iii) increasing the number of potential ordinary shares outstanding as disclosed in Note 10 – Net Loss Per Share.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The significant accounting policies used in the preparation of the accompanying condensed consolidated financial statements are summarized below.

Basis of Presentation

Our accompanying condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. The condensed consolidated financial statements are unaudited, and in management’s opinion, include all adjustments, including normal recurring adjustments and accruals necessary for a fair presentation of the results for the interim periods presented. US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reported periods. Operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026, or any future period. There have been no material changes in our significant accounting policies as described in our audited annual consolidated financial statements for the year ended December 31, 2025.

Basis of Consolidation

Our condensed consolidated financial statements include the financial statements of Webull Corporation and all of its direct and indirect subsidiaries. All intercompany balances and transactions have been eliminated.

The following presents our significant consolidated subsidiaries, all of which are wholly owned either directly or indirectly by Webull Corporation:

Significant Subsidiary	Date of Incorporation/Establishment	Domicile Location	Principal Activity
Webull Financial LLC	May 24, 2017	United States	Broker Dealer
Webull Futures LLC	August 25, 2022	United States	Futures Commission Merchant
Webull Holdings (US) Inc.	May 16, 2017	United States	Holding Company
Webull Holdings (Singapore) Pte. Ltd.	May 12, 2021	Singapore	Holding Company
Webull Pay, LLC*	July 30, 2019	United States	Crypto Trading
Webull Securities (Singapore) Pte. Ltd.	May 12, 2021	Singapore	Broker Dealer
Webull Securities Limited	December 11, 2017	Hong Kong	Broker Dealer
Webull Securities (Australia) Pty. Ltd.	October 27, 2021	Australia	Broker Dealer
Webull Securities (Japan) Co., Ltd.**	March 23, 1948	Japan	Broker Dealer
Webull Securities (Canada) Limited	October 14, 2021	Canada	Broker Dealer
Webull Securities (Thailand) Company Limited	January 28, 2022	Thailand	Broker Dealer
HongKong Webull Limited	September 19, 2019	Hong Kong	Holding Company
Hunan Weibu Information Technology Co., Ltd.	September 6, 2021	Mainland China	Technology Support and Development Subsidiary

*	Acquired on September 26, 2025
**	Formerly known as Madison Securities Co., Ltd.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Segment Reporting

We operate as a single reportable segment. This determination is based upon the financial information reviewed by our Chief Operating Decision Maker (“CODM”). Our CODM is our management committee, which is comprised of the Company’s Chief Executive Officer, President and Chief Financial Officer who collectively assess the performance of the Company and allocate resources across the Company. The internal reporting used collectively by the management committee is presented on a consolidated basis. The accounting policies of the segment are the same as those described in Note 2 to our annual consolidated financial statements. The CODM evaluates the Company’s performance and allocates resources based upon consolidated business metrics, including but not limited to registered users, funded accounts, equity notional volume and option contract volume, and financial metrics, which include consolidated revenue, adjusted operating income, adjusted net income and condensed consolidated total assets. Certain information provided to the CODM presents operating expenses on a different basis than that presented in the condensed consolidated statements of operations and comprehensive income (loss). The operating expenses reviewed by the CODM are presented with share-based compensation excluded. See Note 17 – Segment Reporting for the presentation of segment revenues and operating expenses provided to the CODM for the three and six months ended June 30, 2026 and 2025.

Concentrations

Concentrations of Revenue

Of the counterparties with whom we conducted business during the six months ended June 30, 2026, we had two counterparties who each made up 10% or more of our revenues. Their revenue percentages were approximately 19 and 11%.

Of the counterparties with whom we conducted business during the six months ended June 30, 2025, we had four counterparties who each made up 10% or more of our revenues. Their revenue percentages were 18%, 16%, 11% and 11%.

Concentration of Receivables

 As of June 30, 2026, we had one counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparties’ receivables represented approximately 75% of such receivables as of June 30, 2026, respectively.

As of December 31, 2025, we had two counterparties with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparties’ receivables represented approximately 73% and 17% of such receivables as of December 31, 2025, respectively.

Execution and Clearing

In the US, we utilize a single third-party clearing broker for the security transactions of our platform users. In the event our clearing broker does not fulfill its obligation we may be exposed to adverse risks.

Credit Risk

We engage in various investment and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Our policy is to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

We maintain our cash and cash equivalents and cash segregated under federal and foreign requirements in financial institutions throughout the world. As of June 30, 2026, financial institutions in the U.S. and Hong Kong held approximately 63% and 14%, respectively, of our total cash. As of December 31, 2025, financial institutions in the U.S. and Hong Kong held approximately 69% and 14%, respectively, of our total cash. Our cash in accounts at financial institutions exceed insured limits. We are subject to credit risk to the extent any financial institution we use is unable to fulfill their contractual obligations. We have not experienced any losses in such accounts, and we believe that we have placed our cash on deposit with financial institutions which are financially stable. We do not believe we are subject to any significant credit risk.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Off-Balance Sheet Risk

Securities sold not yet purchased represent obligations of us to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial position. We may, at our discretion, purchase the securities at prevailing market prices at any time. The value of securities sold not yet purchased at June 30, 2026 and December 31, 2025 was $29,540 and $1,115, respectively.

Foreign Currency Risk

Our condensed consolidated financial statements are prepared using the US dollar as our reporting currency. Our non-US subsidiaries operating around the world primarily use the currency of their country of domicile as their functional currency. Each of our non-US subsidiaries’ financial statements is first prepared in its functional currency and then translated into our reporting currency. Changes in foreign exchange rates between the US dollar and the functional currencies of our non-US subsidiaries may result in material foreign currency translation gains and/or losses that are accounted for as an item of other comprehensive income (loss) within our condensed statements of operations and other comprehensive income (loss).

We also enter into transactions that result in monetary assets and liabilities that are denominated in a foreign currency. These transactions are remeasured each reporting period and may result in material foreign currency exchange gains and/or losses depending on changes in the applicable foreign exchange rate. Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of June 30, 2026 and December 31, 2025, approximately 86% and 90%, respectively, of our total cash balances were held in US dollar denominated accounts.

Market-Related Credit Risk

We are exposed to market and credit risk primarily through customer margin activities. Changes in market conditions may affect the value of securities collateralizing margin receivables and, therefore, our exposure to customer credit risk. We monitor customer accounts and collateral levels on an ongoing basis and may require customers to deposit additional collateral or reduce positions in response to market movements or changes in risk profiles. Periods of heightened market volatility may increase the likelihood of margin deficiencies and the need for additional risk management actions.

We do not engage in securities lending or borrowing activities. Our only securities lending exposure arises from customer participation in a fully-paid securities lending program administered by our clearing broker, Apex Clearing Corporation (“Apex”). Under this program, Apex acts as the lending agent and is responsible for borrower selection, collateralization, and the daily management of lending activity, including marking positions to market and maintaining collateral levels.

As a result, we do not control the key risk management functions associated with securities lending, including counterparty approval and collateral management. While this structure limits our direct exposure to securities lending-related credit risk, our reliance on Apex introduces operational and counterparty considerations. Any failure by Apex to effectively manage the program or perform its obligations could adversely affect customer accounts and, in turn, our business, results of operations, and reputation.

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2025, the FASB issued Accounting Standards Update 2025-12, “Codification Improvements” (“ASU 2025-12”) The amendments in this update affect a wide variety of topics, including clarification of the treasury stock retirement guidance in paragraph 505-30-30-8 to explicitly permit the excess of repurchase price over par or stated value to be accounted for entirely as a deduction from additional paid-in capital as long as additional paid-in capital does not become negative. The amendments are effective for all entities for annual reporting periods beginning after December 31, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. Early adoption in an interim period must be as of the beginning of the annual reporting period that includes the interim period. ASU 2025-12 allows an entity to elect either the prospective or retrospective transition method on a topic-by-topic basis, except for the amendment regarding earnings per share topic which must use the retrospective method. On January 1, 2026, we adopted ASU 2025-12 and elected to apply all amendments prospectively, except for the earnings per share topic. The only impact to our condensed consolidated financial statements as of and for the six months ended June 30, 2026 was we accounted for our treasury stock retirements as a deduction from additional paid-in capital.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued Accounting Standards Update 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this guidance will only become effective if the SEC removes the related disclosures requirements from Regulation S-X or Regulation S-K by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impact of the amendment on our condensed consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This guidance provides amendments that require a public business entity to disclose certain disaggregated information about its expenses in the notes to its financial statements to help investors to (i) better understand the entity’s performance, (ii) better assess the entity’s prospects for future cash flows, and (iii) compare an entity’s performance over time and with that of other entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods with annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not expect these amendments to have a material impact on our condensed consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04 (“ASU 2025-04”), “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) – Clarifications to Share-Based Consideration Payable to a Customer.” The amendments in ASU 2025-04 reduce diversity in practice for accounting for share-based consideration payable to a customer and will prohibit revenue recognition from being delayed when an entity grants awards that are not expected to vest. The amendments in ASU 2025-04 are effective for annual reporting periods, including interim reporting periods within annual reporting periods, beginning after December 15, 2026. An entity may apply the amendments on a modified retrospective or a retrospective basis. Early adoption is permitted. We do not expect these amendments to have a material impact on our condensed consolidated financial statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06 (“ASU 2025-06”), “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software.” The amendments in this guidance simplify the capitalization guidance for internal-use software costs by removing all references to prescriptive and sequential software development stages under Subtopic 350-40. This guidance is effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The guidance can be applied prospectively, retrospectively or under a modified transition approach. We are currently evaluating the impact of the amendments on our condensed consolidated financial statements.

NOTE 4 — RECAPITALIZATION TRANSACTION

Business Combination Agreement

On February 10, 2024, we formed Feather Sound I, Inc. (“Feather Sound I”) and Feather Sound II, Inc. (“Feather Sound II”), each an exempted company incorporated in the Cayman Islands with limited liability, to enter into a business combination agreement as further discussed below.

On February 27, 2024, Webull Corporation, Feather Sound I and Feather Sound II entered into a business combination agreement (the “BCA”) with SK Growth Opportunities Corporation (“SKGR”), an exempted company limited by shares incorporated under the laws of the Cayman Islands.

On December 5, 2024, the parties to the BCA entered into an Amendment to Business Combination Agreement (the “Amended BCA”). The Amended BCA provides for, among other things, (i) a change in the agreed upon enterprise value from $7,700,000,000 to $5,000,000,000 and (ii) the issuance of an aggregate of 20,000,000 incentive warrants to certain shareholders of Webull.

On April 10, 2025, the business combination transaction closed (the “Closing Date”).

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 4 — RECAPITALIZATION TRANSACTION (cont.)

Mergers

The business combination transaction was effectuated by a series of mergers. First, Feather Sound I merged with SKGR (the “First Merger”) with SKGR surviving the merger as a wholly-owned subsidiary of Webull Corporation. Second, SKGR merged with Feather Sound II (the “Second Merger”) with Feather Sound II surviving as a wholly-owned subsidiary of Webull Corporation.

Capital Restructure

On the Closing Date, immediately prior to the First Merger, the following actions occurred and were effected:

i.	each preferred share of the Company issued and outstanding was converted into one Class A ordinary share.

ii.	the fifth amended and restated memorandum and articles of association of the Company were adopted and became effective, which, among other items, increased the Company’s Class A and Class B ordinary shares to 4,000,000,000 and 1,000,000,000, respectively, decreased the par value of ordinary share capital to $0.00001, and removed preferred shares from the Company’s authorized capital.

iii.	each Class A ordinary share, excluding ordinary shares held by holding vehicles controlled by our founder, were increased by a factor of 3.3593 (the “Stock Split Factor”).

iv.	each Class A ordinary share held by holding vehicles controlled by our founder were increased by the Stock Split Factor and redesignated as Class B ordinary shares.

v.	each option granted and outstanding under the Company’s 2021 Global Share Incentive Plan became an option to purchase the Company’s Class A ordinary shares, exercisable for the number of shares and at the per share exercise price as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied prior to the stock split.

vi.	each restricted share unit granted and outstanding under the Company’s 2021 Global Share Incentive Plan was cancelled in exchange for a right to acquire a number of the Company’s Class A ordinary shares as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied to the restricted share unit prior to the stock split.

vii.	each restricted share granted and outstanding under the Company’s 2021 Global Share Incentive Plan was increased by the Stock Split Factor and subject to the same terms and conditions as were applicable prior to the stock split.

Summary of Recapitalization

On the Closing Date, the Company (i) received net trust proceeds of $366,702, (ii) issued an aggregate of 5,852,239 Class A ordinary shares to SKGR shareholders and affiliates, (iii) issued an aggregate of 312,065,312 Class A ordinary shares to former Webull preferred shareholders, (iv) issued 82,988,016 Class B ordinary shares to its founder, (v) issued an aggregate of 20,913,089 incentive warrants to SKGR shareholders and certain Webull shareholders, and (vi) assumed an aggregate of 17,271,990 SKGR issued and outstanding warrants.

Accounting Treatment

The Company was determined to be both the “legal” and “accounting” acquirer and SKGR is the “acquired” company. SKGR does not meet the U.S. GAAP definition of a business as its net assets are predominantly cash and investments held in a trust account for the sole purpose of effectuating a business combination transaction. As such, the Company determined (i) that the business combination transaction is not within the scope of ASC 805 – Business Combinations (“ASC 805) and (ii) the business combination transaction was representative of a recapitalization transaction as the Company effectively issued its Class A ordinary shares and other securities for the cash held in SKGR’s trust account.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 5 — LEASES

Our operating lease cost for the six months ended June 30, 2026 and 2025 was $3,361,661 and $2,836,006, respectively, and was recorded in general and administrative expenses on our condensed consolidated statements of operations and other comprehensive income (loss). We classify operating lease payments as cash outflows from operating activities in the condensed consolidated statements of cash flows.

We also present the change in the carrying amount of the right-of-use assets and operating lease liabilities as two adjustments in determining net cash provided by operating activities.

The following table presents balances reported in our condensed consolidated statements of financial position related to our operating leases as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Right-of-use assets	$64,014,634	$64,357,655

Lease liabilities – current	$3,497,320	$3,611,195
Lease liabilities – non-current	7,624,608	8,911,821
Total lease liabilities	$11,121,928	$12,523,016

The following is a summary of supplemental information pertaining to our operating leases as of June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Cash payments for operating leases	$2,636,149	$2,054,585
Lease liabilities arising from obtaining right-of-use assets	$803,472	$1,152,336

NOTE 6 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

We had various series of convertible redeemable preferred shares (collectively, “Preferred Shares”) authorized and outstanding prior to April 10, 2025, the closing date of the business combination transaction with SKGR, as further discussed in Note 4 – Recapitalization Transaction. After the closing of the business combination transaction, we no longer have authorized and outstanding convertible redeemable preferred shares due to (i) the Company repurchasing a portion of Series D preferred shares from certain preferred shareholders prior to closing (the “Preferred Share Repurchase”), (ii) all remaining outstanding Preferred Shares after the Preferred Share Repurchase were automatically converted into Class A ordinary shares in connection with the business combination agreement, and (iii) contemporaneously with the closing we amended and restated our articles of association to remove preferred shares as an authorized share capital of the Company.

Preferred Shares Redemption Value Accretion

We recognized $21,702,737 in preferred share redemption value accretion for the three months ended March 31, 2025 and no such accretion since then as we had no Preferred Shares outstanding subsequent to April 10, 2025.

Preferred Share Repurchase

On April 10, 2025, immediately prior to the Company’s Preferred Shares converting in accordance with the business combination agreement, the Company repurchased 3,017,119 Series D Preferred Shares, with a carrying amount of $138,093,537, from certain preferred shareholders in exchange for unsecured promissory notes with an aggregate principal balance of $100,000,000. The difference between the carrying value of the repurchased shares and the aggregate principal balance issued as consideration was $38,093,537, which was recorded as a decrease to the net loss attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the three and six months ended June 30, 2025. As of June 30, 2026, we had $50,000,000 of unsecured promissory note principal outstanding which matures on April 10, 2027.

Conversion of Preferred Shares

On April 10, 2025, after the Preferred Share Repurchase, all remaining Preferred Shares converted into 269,381,830 Class A ordinary shares. The carrying value of the Preferred Shares at the date of conversion was $2,745,357,933 and was reclassified from mezzanine equity to additional paid-in-capital.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 7 — ORDINARY SHARES

We have two authorized classes of ordinary share capital: Class A and Class B ordinary shares (collectively, referred to as Ordinary Shares). The par value of our Ordinary Shares is $0.00001 per share. With the exception for voting and conversion rights, the Class A and Class B ordinary shares are identical. As of June 30, 2026 and December 31, 2025, we had authorized Class A ordinary shares of 4,000,000,000 and authorized Class B ordinary shares of 1,000,000,000. As of June 30, 2026, we had 446,769,891 and 445,905,406 Class A ordinary shares issued and outstanding, respectively. As of December 31, 2025, we had 440,715,769 and 439,591,284 Class A ordinary shares issued and outstanding, respectively. We had 83,859,005 Class B ordinary shares issued and outstanding as of June 30, 2026 and December 31, 2025.

Incentive Share and Ordinary Share Warrant Issuance

On April 10, 2025, the Company issued 42,685,593 Class A ordinary shares (the “Incentive Shares”) and 20,000,000 Class A ordinary share warrants (the “Incentive Shares”) to certain preferred shareholders for no cash proceeds. The aggregate fair value of the Incentive Shares and Incentive Warrants was $513,080,828 and $15,600,000, respectively. The Company determined that the issuance of the Incentive Shares and Incentive Warrants to certain preferred shareholders represents a dividend, which was recorded as an increase in the net loss attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the three and six months ended June 30, 2025. Furthermore, since the Company has an accumulated deficit, the dividend was recorded as a reduction to additional paid-in capital, offset by the increase to additional paid-in capital of the fair value of the Incentive Shares and Incentive Warrants issued.

Shares Issued in Connection with Recapitalization Transaction

On April 10, 2025, the Company made the following issuances of and changes in Class A Ordinary Shares:

i.	269,381,830 Class A ordinary shares in connection with the conversion of the Company’s outstanding Preferred Shares.

ii.	82,988,016 Class A ordinary shares held by holdings vehicles controlled by our founder were redesignated as Class B ordinary shares.

iii.	5,852,239 Class A ordinary shares to various SKGR shareholders.

Exercise of Warrants

On May 13, 2025, we issued 1,777,844 Class A ordinary shares in connection with the cashless exercise of the Private Warrants we assumed as part of the business combination transaction.

On various dates in May and June 2025, the Company issued in total 804,604 Class A ordinary shares in exchange for aggregate proceeds of $9,252,946 in connection with the exercise of Public Warrants we assumed as part of the business combination transaction.

On various dates in May and June 2025, the Company issued in total 20,453,945 Class A ordinary shares in exchange for aggregate proceeds of $204,539,450 in connection with the exercise of incentive warrants.

Other Issuance

On April 29, 2025, we issued in total 100,000 Class A ordinary shares to several professional service firms as payment for services rendered. The total fair value of the shares issued was $1,443,000.

Share-based Awards Related Issuances

During the six months ended June 30, 2026, the Company delivered 2,756,938 Class A ordinary shares to employees in connection with their vested RSUs. There were no Class A ordinary shares delivered to employees during the six months ended June 30, 2025.

During the six months ended June 30, 2026, the Company issued 5,117,972 Class A ordinary shares to employees in connection with their exercised options and received $683,249 in exercise proceeds. There were no options exercised during the six months ended June 30, 2025.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 7 — ORDINARY SHARES (cont.)

Our Ordinary Shares have the following rights:

Voting Rights

Our Class A ordinary shares are entitled to one vote, and our Class B ordinary shares are entitled to 20 votes. Class A and Class B vote together as one class on all matters requiring a shareholder vote.

Conversion Rights

Our Class A ordinary shares are not convertible into Class B ordinary shares. Our Class B ordinary shares are convertible, at the option of the holder, at any time into one Class A ordinary share. Furthermore, each Class B ordinary share shall automatically convert into one Class A ordinary share upon (i) a transfer by a Class B ordinary shareholder to any person or entity which is not an affiliate of such shareholder or (ii) a change of beneficial ownership of any Class B ordinary share as a result of which any person or entity which is not an affiliate of the registered holder of such Class B ordinary share becomes a beneficial owner of such Class B ordinary share.

Dividend Rights

Subject to the rights of our Preferred Shares, the holders of our Ordinary Shares will be entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. As of June 30, 2026, we have not declared or paid a dividend.

Right to Receive Liquidation Distributions

If we liquidate, dissolve or wind up, after all liabilities and, if applicable, the holders of our Preferred Shares have been paid in full according to their respective liquidation preference, the holders of our Ordinary Shares will be entitled to share ratably in all remaining assets.

No Preemptive or Similar Rights

The rights, preferences and privileges of the holders of our Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of our Preferred Shares. Our Ordinary Shares have no preemptive rights or similar rights with respect to a conversion of Preferred Shares, which may result in significant dilution.

Treasury Shares

As of June 30, 2026 and December 31, 2025, Webull Partners Limited (“WPL”), our share-award platform entity for certain employees, holds 864,485 and 1,124,485, respectively, of Class A ordinary shares in Webull Corporation. The treasury share outstanding balance is reserved for future share-based awards. We have treated the reserved share amount as issued but not outstanding and presented them as treasury shares in our condensed consolidated statement of financial position and condensed consolidated statements of changes in shareholders’ equity. The treasury shares have no cost basis.

During the six months ended June 30, 2026, we repurchased 1,820,788 Class A ordinary (the “Repurchased Shares”) shares from the market at an aggregate cost of $10,985,121 and subsequently retired the Repurchased Shares. We accounted for the retirement of the Repurchased Shares as a deduction from additional paid-in capital as we adopted ASU 2025-12 on January 1, 2026 on a prospective basis.

Cash Enhanced Share Repurchase Program

On June 15, 2026, the Company participated in the Cash Enhanced Share Repurchase program with a global investment banking firm. Under the program, the Company sold two written puts on its outstanding Class A ordinary shares with an aggregate notional value of $10,270,000, inclusive of a premium, and an exercise price of $5.9084. The first put expires on August 18, 2026, and the second expires on August 19, 2026.

Upon execution, the Company prepaid the aggregate exercise price, consisting of $10,000,000. If the market price at expiration is below the exercise price, the Company will receive 1,738,203 Class A ordinary shares as treasury shares. Conversely, if the market price at expiration is at or above the exercise price, the Company will receive cash of $10,270,000, inclusive of a $270,000 premium. The written puts expired with the market price exceeding the exercise price, and the Company received cash of $10,270,000.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 7 — ORDINARY SHARES (cont.)

The Company has determined the prepaid written puts satisfy the equity classification requirements of ASC 815-40 and do not meet the temporary equity classification criteria of ASC 480-10-S99; accordingly, the Company has classified the written puts as permanent equity within the shareholders’ equity section on our condensed consolidated statement of financial position.

Deferred Equity Offering Costs

The business combination transaction with SKGR was determined to be representative of a recapitalization transaction and outside the scope ASC 805. Prior to the closing of the business combination transaction, we had capitalized deferred equity offering costs of $11,406,759, which represent direct costs associated with the Company’s SEC registration statement, prospectus, issuance of its ordinary shares and Incentive Warrants, and the assumption of SKGR’s Private and Public Warrants in anticipation of receiving net proceeds in excess of the equity offering costs incurred. However, upon the closing of business combination, higher-than expected SKGR shareholder redemptions occurred which resulted in the Company receiving net proceeds of $430,066, which consisted of $366,702 from SKGR’s trust account and $63,364 in operating cash that remained after settlement of SKGR’s working capital obligations. The net proceeds received were insufficient to absorb the entire balance of deferred equity offering costs. Therefore, the Company offset the additional paid-in capital amount that resulted from recording the net proceeds received from the Company’s issuance of equity to SKGR shareholders with an equal amount of deferred equity offering costs and expensed the remainder of $10,976,693 within other expense, net in the Company’s condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025.

Employee Share Purchase Plan

On December 22, 2025, we adopted an employee share purchase plan (the “ESPP”), with an aggregate Class A ordinary share reserve of 5,000,000, to provide eligible employees with the opportunity to purchase Class A ordinary shares at a 15% discount to market. The market price for which the discount applies is the lower of (i) the market value of Class A ordinary shares on the commencement date for a specific ESPP offering period (as determined by our compensation committee) or (ii) the market value of Class A ordinary shares on the last trading day of the offering period. The ESPP is subject to approval of the shareholders of the Company within twelve months of its adoption. As of June 30, 2026, shareholder approval is pending. No Class A ordinary shares have been issued under the ESPP as of June 30, 2026.

NOTE 8 — WARRANTS

The following is a summary of the significant terms of our outstanding warrants as of June 30, 2026.

Public Warrants

Our Public Warrants (collectively, the “Warrants”) may only be exercised for a whole number of Class A ordinary shares. The Warrants became exercisable on May 9, 2024 and will remain exercisable provided that the Company maintains an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to them is available. The Company is required to use its best efforts to maintain the effectiveness of its registration statement and a current prospectus relating thereto, until the expiration of the Warrants. The Warrants have an exercise price of $11.50 per share, subject to antidilutive adjustments (e.g., split-ups, reverse split, dividends), and will expire on April 10, 2030 or earlier upon redemption or liquidation.

In the event that the Company fails to maintain an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Warrants, the holder shall have the right during the period in which the Company failed to maintain an effective registration statement to exercise such Warrants on a cashless basis.

If the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company, at its option, may require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (i) in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Warrants or (ii) if the Company does not so elect, the Company agrees to use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon exercise of the Warrants under the blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 8 — WARRANTS (cont.)

Once the Warrants became exercisable, the Company may redeem the outstanding Public Warrants:

(i)	in whole and not in part

(ii)	at a price of $0.01 per warrant;

(iii)	upon a minimum of 30 days’ prior written notice of redemption, the “30-day redemption period”; and

(iv)	if, and only if, the last reported sale price of Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holder.

The Company will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the Warrants on a “cashless basis”. If the Company calls the Warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.”

Warrant Activity

No Public Warrants were exercised during the six months ended June 30, 2026. The Company has 9,675,384 Public Warrants outstanding as of June 30, 2026 and December 31, 2025.

NOTE 9 — SHARE-BASED COMPENSATION

We have established a 2021 Global Share Incentive Plan (the “2021 Incentive Plan”) for the purpose of providing share-based compensation as incentives and rewards to employees and consultants.

In connection with the Recapitalization Transaction as discussed in Note 4, the following changes were made to our outstanding share-based awards under the 2021 Incentive Plan:

(i)	each option granted and outstanding became an option to purchase the Company’s Class A ordinary shares, exercisable for the number of shares and at the per share exercise price as adjusted by the stock split factor of 3.3593 and otherwise subject to the same terms and conditions that applied prior to the stock split.

(ii)	each restricted share unit granted and outstanding was cancelled in exchange for a right to acquire a number of the Company’s Class A ordinary shares as adjusted by the stock split factor of 3.3593 and otherwise subject to the same terms and conditions that applied to the restricted share unit prior to the stock split.

(iii)	each restricted share granted and outstanding was increased by the stock split factor of 3.3593 and subject to the same terms and conditions as were applicable prior to the stock split.

None of these changes resulted in a modification requiring incremental share-based compensation recognition.

As of June 30, 2026, the 2021 Incentive Plan has a remaining reserve of 10,874,641 shares for share-based awards. Share-based awards in the form of equity options (“Share Options”), restricted share units (“RSUs”), and restricted share awards (“RSAs”) may be issued under the 2021 Incentive Plan.

Our share-based awards issued under the 2021 Incentive Plan generally vest in accordance with the following schedule:

●	50% at the second anniversary of the grant date

●	25% at the third anniversary of the grant date

●	25% at the fourth anniversary of the grant date

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 9 — SHARE-BASED COMPENSATION (cont.)

On December 22, 2025, we established a 2026 Global Share Incentive Plan (the “2026 Incentive Plan”) for the purpose of providing share-based compensation as incentives and rewards to employees and consultants. We have granted during the six months ended June 30, 2026, 16,299,731 RSUs under this plan and have a remaining reserve balance of 3,700,269. Share Options, RSUs and RSAs may be granted under the 2026 Incentive Plan. The following is a summary of the RSUs granted:

●	5,433,243 restricted share units of the Company granted on February 24, 2026, each evidencing the right to receive one Class B ordinary share; 150,923 immediately vested as of the grant date; and the remainder vesting in equal monthly installments beginning on February 28, 2026 and ending on December 31, 2028.

●	10,866,488 restricted share units of the Company granted on February 24, 2026, each evidencing the right to receive one Class B ordinary share; vesting occurs based upon achieving certain 60-day volume weighted average trading prices (“VWAP”) of the Company’s ordinary shares. The following is the vesting summary. 25% upon a VWAP of $15.00; 25% upon a VWAP of $20; 25% upon a VWAP of $25.00; and 25% upon a VWAP of $30.00.

Vesting commences on the grant date. Upon termination of employment, unvested share-based awards are subject to forfeiture. The share-based awards are not transferable and may not be sold, pledged or otherwise transferred, and grantees are not entitled to vote the restricted shares or receive dividends paid on the restricted shares.

Share Options

During the six months ended June 30, 2026 and 2025, we granted 379,600 and 805,899 Share Options, respectively, to employees with a weighted average grant-date fair value of 5.46 and $9.49 per option, respectively. The fair value of the Share Options was determined using the Black-Scholes pricing model. The following are the weighted average of significant assumptions used in the model:

	For the Six Months Ended June 30,
	2026	2025
Dividend yield	–	–
Risk-free interest rate	1.37%	1.62%
Expected volatility(1)	81.70%	35.50%
Expected term	2.75 years	2.75 years

(1)	Expected volatility of the underlying ordinary shares of the Company was estimated based on the average historical volatility of comparable companies for the period before grant date with time frames equal to the life of the options.

A summary of the Share Option activity for the six months ended June 30, 2026 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in Years)
Outstanding at January 1, 2026	11,163,778	$0.14	5.25	$61,876,911
Granted	379,600	$0.14	–	–
Exercised	(5,117,972)	$0.14	–	$31,915,250
Cancelled/forfeited	(346,182)	$0.14	–	–
Outstanding at June 30, 2026	6,079,224	$0.14	6.16	$38,995,604

Exercisable at June 30, 2026	3,603,413	$0.14	4.95	$23,173,497

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 9 — SHARE-BASED COMPENSATION (cont.)

During the six months ended June 30, 2026, there were 5,117,972 options exercised, resulting in cash proceeds received of $683,249. There were no options exercised during the six months ended June 30, 2025.

As of June 30, 2026, unrecognized compensation expense related to Share Options was $6,260,442 and expected to be recognized over a weighted-average period of 1.14 years.

The following is a summary of the non-vested Share Option activity for the six months ended June 30, 2026:

	Options	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2026	2,976,656	$6.72
Granted	379,600	$5.46
Vested	(535,103)	$6.35
Cancelled/forfeited	(345,342)	$6.04
Non-vested at June 30, 2026	2,475,811	$6.71

The total fair value of options vested during the six months ended June 30, 2026 was $3,400,283.

Restricted Share Units (“RSUs”)

We granted 19,890,515 and 648,510 RSUs during the six months ended June 30, 2026 and 2025, respectively. We used an independent fair value specialist to assist us with estimating the fair value of our ordinary shares on the grant date for the grant date fair value of the granted RSUs during the three months ended March 31, 2025 as our ordinary shares were not traded on a national stock exchange until April 11, 2025. The weighted average fair value for RSUs granted during the six months ended June 30, 2026 and 2025 was $4.84 and $9.49, respectively. Of the 19,890,515 RSUs granted during the six months ended June 30, 2026, 10,866,488 RSUs were granted with a market performance condition that is based upon the trading price of our ordinary shares. The Company utilized a fair value specialist with determining the grant date fair value with the use of the Monte Carlo valuation method for the RSUs that contain a market performance condition.

A summary of the Restricted Share Unit activity for the six months ended June 30, 2026, is as follows:

	RSUs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2026	3,617,840	$6.45
Granted	19,890,515	$4.84
Cancelled/forfeited	(376,057)	$6.42
Shares delivered	(2,756,938)	$6.06
Outstanding at June 30, 2026	20,375,360	$4.93

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 9 — SHARE-BASED COMPENSATION (cont.)

The total grant date fair value of shares delivered for the six months ended June 30, 2026 was $16,701,052. There were no shares delivered during the six months ended June 30, 2025.

As of June 30, 2026, the total unrecognized compensation expense related to RSUs was $69,342,439 and expected to be recognized over a weighted average period of approximately 1.33 years.

The following is a summary of the non-vested Restricted Share Unit activity for the six months ended June 30, 2026:

	RSUs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2026	2,087,179	$6.74
Granted	19,890,515	$4.84
Vested	(2,231,743)	$5.83
Cancelled/forfeited	(376,057)	$6.42
Non-vested at June 30, 2026	19,369,894	$4.90

The total fair value of RSUs vested during the six months ended June 30, 2026, was $13,015,977.

Restricted Share Award (“RSAs”)

We granted 1,010,000 and 2,401,884 RSAs during the six months ended June 30, 2026 and 2025. A summary of the Restricted Share Award activity for the six months ended June 30, 2026, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2026	–	$–
Granted	1,010,000	$5.48
Vested	(260,000)	$5.45
Cancelled/forfeited	–	$–
Outstanding at June 30, 2026	750,000	$5.49

The fair value of RSAs vested during the six months ended June 30, 2026 was $1,416,000.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 9 — SHARE-BASED COMPENSATION (cont.)

A summary of the non-vested Restricted Share Award activity for the six months ended June 30, 2026, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2026	–	$–
Granted	1,010,000	$5.48
Vested	(260,000)	$5.45
Cancelled/forfeited	–	$–
Non-vested at June 30, 2026	750,000	$5.49

As of June 30, 2026, the total unrecognized compensation expense related to RSAs was $3,535,000 and expected to be recognized over a weighted average period of approximately 0.83 years.

Compensation Expense Allocation

We recognized compensation expense from share-based awards in the amount of $34,336,772 and $35,038,447 for the six months ended June 30, 2026 and 2025, respectively, using the graded vesting method of attribution. We account for forfeitures as they occur. The compensation expense was recorded in the condensed consolidated statements of operations and comprehensive income (loss) as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
General and administrative	$15,072,056	$24,802,131	$27,893,819	$31,062,124
Technology and development	1,583,533	1,586,014	5,709,110	3,084,857
Marketing and branding	479,607	581,257	733,843	891,466
Total	$17,135,196	$26,969,402	$34,336,772	$35,038,447

In connection with our delivery of ordinary shares to employees that had vested RSUs or exercised options, we recognized a net tax shortfall of $44,586 related to share-based compensation for the six months ended June 30, 2026. We did not recognize a net tax windfall or net tax shortfall during the six months ended June 30, 2025, as we did not deliver any ordinary shares to employees in connection with share-based awards during the six months ended June 30, 2025.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 10 — NET INCOME (LOSS) PER SHARE

The following presents the calculation of basic and diluted income (loss) per share for the three and six months ended June 30, 2026 and 2025:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Basic EPS:
Numerator
Income (loss) attributable to the Company	$24,364,324	$(28,274,027)	$2,641,594	$(15,188,220)
Preferred shares redemption value accretion	–	–	–	(21,702,737)
Fair value of ordinary shares issued to preferred shareholders	–	(513,080,828)	–	(513,080,828)
Fair value of ordinary share warrants issued to preferred shareholders	–	(15,600,000)	–	(15,600,000)
Excess carrying value of preferred shares repurchased	–	38,093,537	–	38,093,537
Income (loss) attributable to ordinary shareholders	24,364,324	(518,861,318)	2,641,594	(527,478,248)
Denominator
Weighted-average shares outstanding - basic	530,642,516	431,390,035	528,397,409	286,155,488
Basic earnings (loss) per share	$0.05	$(1.20)	$0.00	$(1.84)

Diluted EPS:
Numerator
Income (loss) attributable to ordinary shareholders	$24,364,324	$(518,861,318)	$2,641,594	$(527,478,248)
Denominator
Weighted-average shares outstanding - basic	530,642,516	431,390,035	528,397,409	286,155,488
Effect of dilutive securities:
Options	6,702,336	–	11,072,535	–
RSAs	203,945	–	122,173	–
RSUs	5,074,073	–	3,921,475	–
Weighted-average common shares outstanding - diluted	542,622,870	431,390,035	543,513,592	286,155,488
Dilutive earnings (loss) per share	$0.04	$(1.20)	$0.00	$(1.84)

The following table summarizes potential ordinary shares outstanding that were excluded from the calculation of diluted net loss per ordinary share because their effect would have been anti-dilutive:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Options	–	33,057,765	–	33,057,765
RSUs	10,866,488	8,046,477	10,866,488	8,046,477
Public warrants	9,675,384	9,675,386	9,675,384	9,675,386
Total potential ordinary shares outstanding	20,541,872	50,779,628	20,541,872	50,779,628

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 11 — REVENUES

The following tables present a breakdown of our revenue categories presented within our condensed consolidated statements of operations and comprehensive income (loss).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Equity and Option Order Flow Income:
Option order flow rebates	$79,447,402	$49,065,412	$137,168,857	$94,339,846
Equity order flow rebates	33,514,450	19,623,426	60,185,834	38,460,174
Total	$112,961,852	$68,688,838	$197,354,691	$132,800,020

Interest and Other Related Income:
Stock lending	$4,789,298	$7,637,688	$8,703,688	$13,042,625
Margin financing	12,871,294	8,617,766	24,777,418	17,519,653
Client bank deposits	20,825,977	17,936,187	40,006,691	32,553,378
Corporate bank deposits	4,265,810	2,094,892	9,314,960	4,310,941
Total	$42,752,379	$36,286,533	$82,802,757	$67,426,597

Handling Charge Income:
Options	$8,973,679	$7,104,325	$15,704,228	$15,479,547
Platform and trading fees	25,806,413	13,001,178	45,488,606	22,172,966
Total	$34,780,092	$20,105,503	$61,192,834	$37,652,513

Other Revenue:
Data subscription income	$2,039,267	$2,037,609	$4,080,942	$4,021,956
Syndicate fees	740,771	112,454	1,521,353	403,475
Lease income	275,077	301,669	550,305	604,397
Foreign exchange fee	1,083,161	737,002	2,142,453	1,314,638
Non-trading rebates	953,116	1,151,208	5,098,053	1,869,991
Proxy income	2,076,652	2,048,315	2,594,021	2,694,888
Other	1,168,713	24,219	1,421,687	73,710
Total	$8,336,757	$6,412,476	$17,408,814	$10,983,055

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 12 — OPERATING EXPENSES

The following tables present a breakdown of our expense categories as presented within our condensed consolidated statements of operations and comprehensive income (loss).

	For the Three Months Ended June 30,		For the Six Months, Ended June 30,
	2026	2025	2026	2025
Brokerage and Transaction:
Clearing and operation cost	$28,937,406	$22,489,442	$53,987,682	$37,267,389
Market and data fees	6,616,153	5,271,994	12,854,700	10,340,088
Handling charge expense	8,795,103	7,039,280	15,899,420	10,438,695
Total	$44,348,662	$34,800,716	$82,741,802	$58,046,172

Technology and Development:
Employee compensation benefits	$15,410,999	13,602,455	$32,716,970	$24,819,003
Cloud service fees	4,422,669	3,513,522	8,616,156	6,921,435
System costs	2,323,708	2,024,472	4,685,072	4,324,903
Total	$22,157,376	$19,140,449	$46,018,198	$36,065,341

Marketing and Branding
Advertising and promotions	$32,559,709	22,237,232	$74,272,549	$40,441,568
Free stock promotions	701,410	4,828,103	6,586,770	8,588,422
Employee compensation and benefits	1,785,090	3,235,499	3,598,056	4,261,882
Total	$35,046,209	$30,300,834	$84,457,375	$53,291,872

General and Administrative
Employee compensation and benefits	$34,525,675	38,057,910	$67,319,465	61,044,723
Compliance fees	2,726,888	1,824,891	4,974,674	3,319,827
Office related	7,804,029	5,805,943	15,092,247	11,133,823
Professional services	4,133,446	3,324,013	10,758,024	5,776,021
Depreciation and amortization	948,072	1,371,063	1,880,160	2,153,929
Other	1,685,819	592,904	2,440,802	1,169,121
Total	$51,823,929	$50,976,724	$102,465,372	$84,597,444

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 13 — OTHER EXPENSE, NET

The following table presents a breakdown of our other expense and income categories that were presented on a net basis within our condensed consolidated statements of operations and comprehensive income (loss).

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Equity offering cost	$–	$10,976,693	$–	$10,976,693
Foreign currency exchange loss	3,856,774	5,740,232	9,575,471	5,843,939
Impairment loss on goodwill	5,197,438	–	5,197,438	–
Interest expense	1,582,807	1,516,978	3,876,482	1,875,552
Other expense (income)	131,411	(574,107)	2,551,200	53,029
Other expense (income), net	$10,768,430	$17,659,796	$21,200,591	$18,749,213

NOTE 14 — INCOME TAXES

Our interim period tax provisions are based on the actual year to date effective tax rate (“ETR”), as allowed by Accounting Standards Codification (“ASC”) 740-270-30-18, “Income Taxes—Interim Reporting,”. This method is applied when the application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The discrete method treats the year-to-date period as if it was the annual period and determines the income tax expense or benefit on that basis. The Company believes that, at this time, the use of this method is more appropriate than the annual effective tax rate method as (i) the estimated annual effective tax rate method is not reliable due to the high degree of uncertainty in estimating annual pretax earnings at the jurisdictional and subsidiary levels and (ii) the Company’s ongoing assessment that the recoverability of its deferred tax assets is not likely in jurisdictions which are not profitable.

Our ETR was 88.09% and (718.17)% for the six months ended June 30, 2026 and 2025, which was different than our Cayman island statutory income tax rate of 0% primarily due to tax accruals in jurisdictions with rates different than our statutory rate and the recognition of full valuation allowances on deferred tax assets with respect to jurisdictions in which we are not profitable.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments

On December 5, 2023, our subsidiary Hunan Shuibao Zhiye Co. Ltd. (“Hunan Shuibao”) entered into an agreement with the City of Changsha for the right to use approximately 288,680 square feet of land located in Riverside New Town Area, Yuelu District for the purposes of constructing a research and development center (the “Land Use Agreement”). Construction commenced on October 24, 2025, the date Hunan Shuibao received its required building permit. Construction is required to be completed by the end of 2026. The Land Use Agreement expires on December 4, 2063.

Contingencies

General Matters

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management’s best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. Amounts accrued for contingencies in the aggregate were $4,671,905 and $5,356,905 as of June 30, 2026 and December 31, 2025, respectively.

Regulatory Matters

The financial services industry is highly regulated and many aspects of our business involve substantial risk of liability. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 15 — COMMITMENTS AND CONTINGENCIES (cont.)

Indemnification Agreement

We have an indemnification obligation to our clearing broker for any debit balance in customer accounts that are on an introduced basis. Debit balances may result from, but not limited to, fraudulent, unlawful, or otherwise customer behavior and insufficient collateral with respect to customers’ margin/securities lending balances. We have determined that as of June 30, 2026 and December 31, 2025 we had no contingent liability.

NOTE 16 — FAIR VALUE MEASUREMENT

Our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 are as follows:

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned
Equities(1)	$1,307,361	$–	$–	$1,307,361
U.S Treasury Bills(2)	74,584,645	–	–	74,584,645
FX forward contract(1)	43,503	–	–	43,503
Customer-held fractional shares	223,802,727	–	–	223,802,727
Total financial assets	$299,738,236	$–	$–	$299,738,236

Liabilities
Financial instruments sold not yet purchased
Equity options(3)	$29,540	$–	$–	$29,540
Fractional share repurchase obligation(3)	223,802,727	–	–	223,802,727
Total financial liabilities	$223,832,267	$–	$–	$223,832,267

(1)	Fair value of financial instruments owned are classified within prepaid expenses and other current assets on the condensed consolidated statements of financial position.
(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash and cash equivalents segregated under federal and foreign requirements within our condensed consolidated statements of financial position.
(3)	Fair value of obligation is classified within payables due to customers on the condensed consolidated statements of financial position.

During the six months ended June 30, 2026, there were no transfers between levels for financial assets and liabilities.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 16 — FAIR VALUE MEASUREMENT (cont.)

Our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned
Equities(1)	$1,390,290	$–	$–	$1,390,290
U.S Treasury Bills(2)	349,038,044	–	–	349,038,044
FX forward contract(1)	21,538	–	–	21,538
Customer-held fractional shares	172,309,953	–	–	172,309,953
Total financial assets	$522,759,825	$–	$–	$522,759,825

Liabilities
Financial instruments sold not yet purchased
Equity options(3)	$1,115	$–	$–	$1,115
Fractional share repurchase obligation(3)	172,309,953	–	–	172,309,953
Total financial liabilities	$172,311,068	$–	$–	$172,311,068

(1)	Fair value of financial instruments owned are classified within prepaid expenses and other current assets on the condensed consolidated statements of financial position.
(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash and cash equivalents segregated under federal and foreign requirements within our condensed consolidated statements of financial position.
(3)	Fair value of these obligation are classified within payables due to customers on the condensed consolidated statements of financial position.

During the year ended December 31, 2025, there were no transfers between levels for financial assets and liabilities.

Webull Corporation
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2026

NOTE 17 — SEGMENT REPORTING

The following table presents significant revenues and expenses provided to the CODM for the three and six months ended June 30, 2026 and 2025.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues
Equity and option order flow rebates	$112,961,852	$68,688,838	$197,354,691	$132,800,020
Interest related income	42,752,379	36,286,533	82,802,757	67,426,597
Handling charge income	34,780,092	20,105,503	61,192,834	37,652,513
Other revenues	8,336,757	6,412,476	17,408,814	10,983,055
Total revenues	198,831,080	131,493,350	358,759,096	248,862,185
Segment expenses
Brokerage and transaction	44,348,662	34,800,716	82,741,802	58,046,172
Technology and development(1)	20,573,843	17,554,435	40,309,088	32,980,484
Marketing and branding(1)	34,566,602	29,719,577	83,723,532	52,400,406
General and administrative(1)	36,751,872	26,174,593	74,571,553	53,535,320
Other segment items(2)	17,135,197	26,969,402	34,336,772	35,038,447
Total operating expenses per consolidated statements of operations and comprehensive income	153,376,176	135,218,723	315,682,747	232,000,829
Operating income (loss)	45,454,904	(3,725,373)	43,076,349	16,861,356
Other expense, net	10,768,430	17,659,796	21,200,591	18,749,213
Provision for income taxes	10,343,085	6,999,777	19,270,241	13,558,002
Net income (loss)	$24,343,389	$(28,384,946)	$2,605,517	$(15,445,859)

(1)	Excludes share-based compensation. See Note 12 -Expenses for operating expense allocation.
(2)	Other segment items represent share-based compensation.

As we are a single segment entity, the significant segment expenses required to be disclosed under ASC 280 are presented throughout the condensed consolidated financial statements including the condensed consolidated statements of operations and comprehensive income (loss), condensed consolidated statements of cash flows, Note 11 – Revenues and Note 12 – Expenses.

Our single segment total assets are equivalent to our total consolidated assets as reported on our condensed consolidated statements of financial position.

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

NOTE 18 — REVOLVING CREDIT AGREEMENT

Webull Financial LLC

On September 6, 2024, Webull Financial LLC, our U.S. broker dealer subsidiary (“Webull Financial”), as borrower, and Webull Corporation, as guarantor, entered into a revolving credit agreement with a national bank (the “Revolving Loan”). The Revolving Loan provides for loans up to an aggregate principal amount of $75,000,000.

On February 21, 2025, Webull Financial terminated the Revolving Loan. Simultaneously with the revolving credit agreement termination, Webull Financial entered into a syndicated credit agreement (the “Syndicated Loan”) that provides for loans up to an aggregate principal amount of $150,000,000. Any outstanding principal under the Syndicated Loan is prepayable in whole or in part and matures on February 20, 2026.

On February 20, 2026, the Syndicate Loan was renewed and the aggregate principal amount increased to $200,000,000 and will mature on February 21, 2027.

The Syndicated Loan requires monthly interest payments made in arrears. The interest payments are calculated using a daily rate that is based on the greater of (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York for such day plus 0.11448%, (ii) the Federal Funds Rate for such day, and (iii) 0.25% plus 2.5% per annum, which was 6.29% as of June 30, 2026. We also are required to pay a quarterly commitment fee at a rate of 0.50% per annum on the average daily unused portion of available credit.

As of June 30, 2026 and December 31, 2025, there was no outstanding principal balance.

The Syndicated Loan contains financial covenants. Webull Financial shall at all times maintain (i) a tangible net worth of not less than $160,000,000, (ii) excess net capital of not less than $120,000,000, and (iii) a ratio of total assets to total regulatory capital of not more than 8.0 to 1.0. As of June 30, 2026, Webull Financial was in compliance with the Syndicated Loan’s financial covenants.

Hunan Weibu Information Technology Co., Ltd.

On March 25, 2026, Hunan Weibu Information Technology Co., Ltd., our technology support and development subsidiary, (“Hunan Weibu”), as borrower, and Webull Corporation as guarantor, entered into a credit facility agreement (the “Credit Facility”) with a major commercial bank. The Credit Facility provides for an aggregate borrowing amount of RMB 200,000,000, or the equivalent of $29,474,615, with an availability period commencing on March 25, 2026 and ending on March 24, 2027. As of June 30, 2026, Hunan Weibu has borrowed an aggregate of RMB 119,500,000, or the equivalent of $17,611,040, through a series of borrowings. The interest rate on the outstanding loan balance is fixed at 2.68% with the latest borrowing having a maturity of June 30, 2027.

NOTE 19 — SHARE SALE AND PURCHASE AGREEMENT

On June 29, 2026, Webull entered into a share sale and purchase agreement (the “Purchase Agreement”), by and among Webull, Webull Holdings (Singapore) Pte. Ltd., a wholly owned subsidiary of Webull, Country Group Holdings Public Company Limited (“CGH”), and Pi Securities Public Company Limited, a public limited company engaged in the brokerage business and established under the laws of Thailand, (“Pi Securities”), pursuant to which Webull Holdings (Singapore) Pte. Ltd. agreed to purchase, and CGH agreed to sell, an aggregate of approximately 90.98% of the equity interest in Pi Securities for total consideration of approximately US$90,000,000, subject to certain adjustments as described in the Purchase Agreement. The transaction contemplated under the Purchase Agreement closed on August 31, 2026 (the “Closing”). The consideration under the Purchase Agreement consists of the following: (i) US$5,000,000 was paid in cash at the time of signing the Purchase Agreement; (ii) US$5,000,000 was paid in cash at Closing; (iii) US$60,000,000 was paid through the issuance of 7,091,780 Class A ordinary shares (the “Consideration Shares”) at Closing; and (iv) US$20,000,000 was paid through the issuance of the 2,363,927 Class A ordinary shares (the “Escrow Shares”).

Webull Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2026

The Consideration Shares issued were determined by dividing US$60,000,000 by the volume-weighted average price of our stock over the last twenty-five trading days preceding the Closing (the “Conversion Price”). We have filed a registration statement for CGH to sell the shares. Pursuant to the Purchase Agreement, the aggregate cash proceeds received by CGH through an orderly market disposition process will be assessed during and after 45 days after Closing (which may be extended by an additional 15 days if the registration statement is not declared effective within two weeks following the Closing) (the “Initial Disposal Period”). Immediately upon the aggregate cash proceeds reaching US$60,000,000, CGH’s right to dispose of any remaining Consideration Shares shall cease, and CGH shall immediately transfer all such remaining Consideration Shares back to us for no consideration. Alternatively, if upon disposal of all the Consideration Shares during the Initial Disposal Period, the aggregate cash proceeds are less than US$60,000,000, than we will issue additional Class A ordinary shares to CGH to ensure that CGH realizes the full economic value of $60,000,000 on or before October 31, 2026 (the “Final Settlement Date”), and failing so, we will settle any remaining shortfall on the Final Settlement Date.

The Escrow Shares issued were determined by dividing US$20,000,000 by the Conversion Price. The Escrow Shares will be released to CGH, subject to potential adjustments under the Purchase Agreement, on the Final Settlement Date. On the business day immediately prior to the Final Settlement Date, if the volume-weighted average price of our Class A ordinary shares over the seven trading days preceding such date is less than 90% of the Conversion Price, we will issue additional Class A ordinary shares (“Make-Whole Shares”) to CHG. For purposes of determining the settlement to be made on the Final Settlement Date, the value of the Escrow Shares (including any Make-Whole Shares, to the extent applicable) will be $US20,000,000, converted into Thai Baht (the “Escrow Value”), and compared to an amount (“Final Amount”), calculated based on Pi Securities book value as of August 31, 2026 (“Final Book Value”), plus a premium, and other adjustments under the Purchase Agreement. The comparison will be made in Thai Baht. If the Escrow Value is less than the Final Amount, then we shall release all Escrow Shares and pay the deficit in a lump sum USD cash payment or issue additional Class A ordinary shares. Alternatively, if the Escrow Value exceeds the Final Amount, CGH shall only be entitled to receive a partial number of Escrow Shares, the value of which will equal the Final Amount.

The maximum aggregate value of additional or adjustment shares that may be issued to CGH pursuant to the price protection and adjustment provisions of the Purchase Agreement is US$24,000,000 (the “Issuance Cap”), and the maximum aggregate number of such shares is 2,836,712 calculated, by dividing the Issuance Cap by the Conversion Price. In the event any adjustments required under the Purchase Agreement exceed the Issuance Cap, we shall satisfy the amount of such excess by making a USD cash payment to CGH.

On June 29, 2026, Webull Holdings (Singapore) Pte. Ltd. entered into a separate share sale and purchase agreement (the “SPA”) with another shareholder to acquire an additional 8.38% equity interest in Pi Securities for cash consideration of US$10,000,000. The SPA closed on August 31, 2026, and the cash consideration was paid.

The closing of the transactions contemplated under Purchase Agreement and SPA (collectively, referred to as the “Pi Acquisition”) provides Webull Holdings (Singapore) Pte. Ltd. with a controlling financial interest of approximately 99.36% in Pi Securities.

The Pi Acquisition meets the definition of a business combination; and, therefore, Webull will account for the transaction using the acquisition method of accounting. The total consideration of the Pi Acquisition is approximately US$100,000,000, subject to Final Book Value adjustments, consisting of US$20,000,000 paid in cash and US$80,000,000 paid through the issuance of our Class A ordinary shares. The Pi Acquisition is not considered significant; and, accordingly, supplemental pro forma financial information is not included herein. The Company is in process of determining the identifiable intangible assets and their fair values as well as the amount of goodwill resulting from the Pi Acquisition.

Pi Securities is an investment services provider with more than 50 years of experience in Thailand’s capital markets. This acquisition will increase Webull’s footprint across the broader Southeast Asia.

NOTE 20 — SUBSEQUENT EVENTS

We have evaluated subsequent events for recognition and disclosure through September 11, 2026, the date our condensed consolidated financial statements were issued.